Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

August 11, 2006	Release 23-06

EUROZINC ANNOUNCES THREE-FOLD INCREASE

 IN QUARTERLY EARNINGS

All dollar amounts are expressed in US dollars unless otherwise noted

Vancouver, British Columbia: EuroZinc Mining Corporation (“EuroZinc” or “the Company”) today announced the financial results for the second quarter of 2006. C. K. Benner, Vice Chairman and CEO of the Company, commented that “this has been our strongest quarterly financial performance since purchasing the Neves-Corvo mine in 2004. The copper grade of the mill feed was on plan for the quarter, averaging 5.1%, and the Company sold 46.1 million pounds of contained copper in concentrate during the quarter, which was 19% or 7.4 million pounds greater than was sold during the first quarter of this year. Performance of our operations were on plan for the second quarter and the first half of the year, and the construction of the zinc plant at Neves-Corvo mine was commissioned on July 3rd, slightly earlier than planned. The Company is now well-positioned to pursue other growth opportunities.”

Highlights for Second Quarter 2006

•

Net earnings of $71.6 million or $0.13 (C$0.14) per share;

•

Cash flow from operating activities before changes in non-cash working capital items of $83.1 million or $0.15 (C$0.17) per share;

•

Increased cash and cash equivalents by $43.1 million to $97.3 million;

•

Increased working capital by $70.8 million to $128.8 million;

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Arranged debt financing and government incentives for the Aljustrel mine;

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Commenced development of the Aljustrel mine;

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Commenced zinc production at Neves-Corvo on July 3, 2006;

•

Assembled the largest exploration package in the history of Iberian Pyrite Belt with the granting of four new exploration concessions.

The Company’s unaudited interim consolidated financial statements including related notes, and the management’s discussion and analysis for the six months ended June 30, 2006 are available on the Company’s website at www.eurozinc.com.

Additional information related to EuroZinc such as the audited consolidated financial statements for the year ended December 31, 2005, the Annual Information Form, and the Management Information Circular are also available on the Company’s website or on the SEDAR website at www.sedar.com.

EuroZinc will hold an investor conference call to discuss the Second Quarter 2006 Financials at 8:00 AM Pacific Standard Time (11:00 AM Eastern Standard Time) on August 15th, 2006. To participate in the conference call please dial, toll free in North America 1-866-322-8798, or 416 640-3407 within the Toronto area or internationally. Alternatively, a live audio web cast of the conference call will be available on EuroZinc’s website. The web cast will also be archived on the EuroZinc website.

EuroZinc Mining Corporation is a Canadian based company engaged in the acquisition, exploration, development and mining of base and precious metal deposits internationally.

For further information please contact:

Colin K. Benner	AJ Ali	Ron Ewing	Troy Winsor
Vice Chairman & CEO	Executive Vice President & CFO	Executive Vice President	Investor Relations Manager
(604) 681-1337	(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX and AMEX have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release. Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Portugal will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com